Exhibit 4.53

FINANCIAL SERVICES FRAMEWORK AGREEMENT

The Agreement is signed in Guangzhou on [date], by and between:

China Southern Airlines Co., Ltd. (hereinafter referred to as “Party A”)

Address: Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, No. 12, Yuyan Street, Huangpu District, Guangzhou City, Guangdong Province

Legal representative: Ma Xulun

China Southern Airlines Group Finance Company Limited (hereinafter referred to as “Party B”)

Address: 13A/F, China Southern Airlines Building, No. 68, Qixin Road, Baiyun District, Guangzhou City, Guangdong Province

Legal representative: Yao Yong

Party A and Party B, in accordance with the principles of equality and mutual benefit, reach the following Framework Agreement in respect of deposits, lending operation and other related financial services provided by Party B to Party A (Party A hereto refers to China Southern Airlines Co., Ltd. and its wholly-owned and majority-controlled subsidiaries) after consultation:

Article I Deposit Service

1. Party A shall, in accordance with the Agreement, deposit part of its temporarily idle working capital and proceeds of business into its account opened with Party B based on the principle of free access.

2. The interest rate of the deposit shall comply with the related regulations of the People’s Bank of China on such type of deposit, and Party B shall pay the corresponding interest to Party A regularly at a rate not lower than that of the same class of deposit of major commercial banks in China.

3. Party B shall provide Party A with the transfer and settlement services in its normal business activities as per Party A’s needs and the relevant regulations of the State.

4. Party B shall provide online financial services to Party A in order to speed up Party A’s fund settlement and improve settlement efficiency.

Article II Loan Services

1. Party B shall give priority to meet Party A’s loan demands as far as possible in light of its financial capacity. The loan services herein provided by Party B to Party A shall include loans, discounting of commercial bill of exchange and other credit services.

2. Party A shall sign a loan contract with Party B to specify the amount, purpose and term of the loan and other matters in case Party A applies for a loan from Party B.

3. The interest rate of the loan that Party A obtained from Party B shall comply with the related regulations of the People’s Bank of China on such type of loan, and Party A shall pay the corresponding interest to Party B at a rate not higher than that of major commercial banks in China in the same period.

4. Party A shall return the principal and pay interest as scheduled in accordance with the loan service contract signed by and between the parties.

Article III Other Financial Services

1. According to the needs of Party A’s normal business activities, Party B may accept Party A’s commission to provide Party A with the following financial services, provided that the parties hereto shall sign a separate contract to make specific agreements before providing the actual services, and where the specific agreements conflict with the Agreement, the Agreement shall prevail.

(1) Guarantee business;

(2) Finance and financing-related advisory services, credit investigation and other relevant consultancy and agent services;

(3) Other businesses that Party B may engage in as approved by the China Banking and Insurance Regulatory Commission and the People’s Bank of China.

2. In the event that Party A is permitted to issue bonds, Party B may accept Party A’s commission to provide services in bond issuance or underwriting to Party A, provided that the parties hereto shall sign a separate contract to make specific agreements before providing the actual services.

3. Where the People’s Bank of China or the China Banking and Insurance Regulatory Commission and other regulatory bodies have stipulated the fees, the fees of aforesaid services charged by Party B shall comply with the relevant provisions; and such fees shall be not higher than the fees for equivalent financial services charged by independent third parties.

Article IV Special Provisions

1. Party B shall undertake that the idle funds can only be deposited in state-owned commercial banks and listed joint-stock commercial banks for better control on the risk of funds. In addition, Party B shall undertake to ensure Party A’s deposit using needs at any time within Party A’s deposit amounts.

2. In order to ensure the implementation of the Agreement, Party B shall agree that the total loan amount to China Southern Air Holding Company and its subsidiaries (except for Party A) shall not exceed the sum of Party B’s equity capital, provident fund and the total amount of deposits of other companies (except for Party A).

3. The pricing of both parties hereto shall comply with the principles of fairness and rationality, and shall be based on the fair market price. The price or fee standard shall be not higher than that of an independent third party.

4. The relevant terms of the specific agreement to be signed by and between the parties shall be agreed in accordance with general business terms or better terms, and shall satisfy the relevant requirements of the listing rules at the listing place.

Article V Liabilities for Breach

Where Party A or Party B violates the Agreement and fails to perform or fully perform its obligations hereunder, it shall constitute a breach of agreement. The party in breach shall bear the liability in accordance with the relevant provisions of the Civil Code of the People’s Republic of China, and the other party shall be entitled to terminate the Agreement; for the avoidance of doubt, the Agreement shall not impose obligation to Party A on making any deposits to or apply for any loans from Party B.

Article VI Dispute Resolution

Any dispute arising from the interpretation, validity and implementation of the Agreement shall be resolved through friendly consultation between the parties. Where the consultation fails, either party may submit the dispute to the competent people’s court in Guangzhou for resolution through litigation.

Article VII Validity and Effective Period of the Agreement

1. The Agreement shall be valid for a period of three years from January 1, 2023 to December 31, 2025, and shall be legally binding on both parties as of the date of entry into force.

2. Both parties agree that from the effective date of the Agreement, any relevant financial service framework agreements previously entered into by the parties shall be automatically ceased.

Article VIII Transaction Cap

1. The parties hereto agree that, from the effective date of the Agreement, Party A’s maximum daily deposit balance (including total interest income) with Party B for the next three years (2023-2025) shall be capped at RMB20 billion, RMB21 billion and RMB22 billion, and the maximum daily loan balance (including total interest expenses) shall be capped at RMB20 billion, RMB21 billion and RMB22 billion, respectively.

2. The parties hereto agree that the total transaction amount paid by Party A to Party B for other financial services shall not exceed RMB7.5 million per accounting year for the next three years (2023-2025) from the effective date of this Agreement.

3. During the term of the Agreement, the comprehensive credit line provided by Party B to Party A shall not exceed RMB30 billion per year (including loans and other financial services), among which the credit line involved in other financial services (including letter of guarantee, factoring, bill acceptance, etc.) shall not exceed RMB10 billion per year.

Article IX Risk Control

In order to control the risk of funds, Party B shall be obliged to provide assistance to Party A in completing the following measures:

1. Party A has the right to check whether Party B has valid Financial License and Business License of Enterprise Legal Person before carrying out related transactions with Party B. In case of no relevant license or expiration thereof, Party A shall cease various business cooperations with Party B.

2. Before depositing funds with Party B, Party A has the right to obtain and review the annual report of Party B for the latest accounting year audited by an accounting firm qualified in securities and futures business. After confirming the controllability of risks, Party A may carry out business cooperation with Party B .

3. Party A is entitled to regularly know the operation and financial status of Party B and pay attention to the occurrence of any violation by Party B of the provisions of the Measures for the Administration of Enterprise Group Finance Companies promulgated by the China Banking and Insurance Regulatory Commission. Party A has the right to request the provision of Party B’s various regulatory indicators to Party A’s finance department within fifteen working days after the end of each quarter. If the indicators thereof are not in compliance with the relevant provisions of the Measures for the Administration of Enterprise Group Finance Companies, Party A shall stop the cooperation with Party B in deposit business.

4. Party A has the right to take such risk response measures as full or partial transfer of Party A’s deposits in Party B, suspension of deposits to Party B, requesting Party B to rectify and reform within a certain period to ensure the safety of Party A’s deposits in Party B in the event of the following circumstances:

(1) When Party B’s regulatory indicators fail to comply with the provisions of the Measures for the Administration of Enterprise Group Finance Companies;

(2) When Party B suffers from such major matters as a run, failure to pay debts due, overdue of large loans, serious failure of important information systems, robbery or fraud and directors or senior management involved in serious disciplinary or criminal cases;

(3) Party B suffers huge losses in its securities investment business, with the loss amount reaching 50% of Party B’s registered capital;

(4) In the event of major institutional changes, equity transactions or operational risks that may affect the normal operation of Party B;

(5) When Party B has or may have a payment crisis;

(6) Party B has been subject to administrative penalties by the China Banking and Insurance Regulatory Commission or other regulatory authorities for violation of laws and regulations;

(7) Other matters Party A considers that may pose security risks to Party A’s deposits.

5. Party A has the right to transfer its full or part of deposit in Party B from time to time to ensure the safety and liquidity thereof.

Article X Miscellaneous

1. Except for the purpose of complying with the mandatory requirements of laws or statutory regulatory bodies, neither party shall disclose any information of the other party known herefrom and any content hereof without the consent of the other party.

2. The parties hereto shall strictly abide by the Anti-Money Laundering Law of the PRC, Anti-money Laundering of Financial Institutions, Measures for the Administration of Client Identity Identification and Materials and Transaction Recording of Financial Institutions, Measures for the Administration of Anti-money Laundering Work in the Insurance Sector and other relevant laws, regulations and administrative rules on anti-money laundering, and shall not participate in the money laundering or facilitate such activity of others.

3. The Agreement shall not be changed or amended by either party without the prior written consent of both parties. The supplementary agreement is legally binding on both parties only if it is supplemented and modified by mutual agreement and formed in writing.

4. Any matters not covered in the Agreement shall be resolved by the parties hereto through negotiation with a written supplementary agreement. Such written supplementary agreement shall have the equal legal effect as the Agreement.

5. This Agreement is made in duplicate, with two copies for each party, and each copy shall have the equal legal effect.

Party A: China Southern Airlines Co., Ltd.

Authorized representative:

Party B: China Southern Airlines Group Finance Company Limited

Authorized representative: